

Mail Stop 3233

May 17, 2018

<u>Via E-Mail</u>
J. Garrett Stevens
President and Chief Executive Officer
Exchange Traded Concepts, LLC
10900 Hefner Pointe Drive, Suite 207
Oklahoma City, OK 73120

> **Re: Perth Mint Physical Gold ETF**
> **Registration Statement on Form S-1**
> **Filed April 20, 2018**
> **File No. 333-224389**

Dear Mr. Stevens:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide your analysis regarding how the "Taking Delivery of Gold" mechanism described on page 41 of the prospectus complies with Rule 102 of Regulation M.

Prospectus Cover Page

2.   We note that the name of the Trust includes the term "ETF." Please revise your disclosure on the prospectus cover page that the Trust is not registered under the 1940 Act to cross-reference the risk factor discussion of this issue on page 24. Please also revise the relevant risk factor on page 24 to describe in greater detail the protections afforded by the 1940 Act, which are not available to investors here.

3. Please add cover page disclosure clarifying the limits of the Government Guarantee. In this regard, we note your risk factor disclosure on page 21, as well as similar disclosure on page 26, that "in certain instances, the Government of Western Australia may not be able to satisfy the Trust's claim" under the terms of the Government Guarantee. Please also revise your risk factor disclosure to describe the circumstances where the Government of Western Australia may not be able to satisfy the Government Guarantee, and clarify other applicable limitations on the Trust's ability to enforce the Government Guarantee against the Government of Western Australia.

Prospectus Summary

Taking Delivery of Physical Gold by Investors, page 6

4. You state that Gold Corporation reserves the right to establish a minimum amount of Physical Gold that may be requested by an investor. Please clarify how you will communicate any minimum to investors.

5. The last bullet of this section indicates that the Sponsors, including the Gold Corporation, are not involved in the exchange of the investor's shares for Physical Gold. Please revise to reconcile this disclosure with other disclosure in this section that explains the steps an investor must take, including opening an account with Gold Corporation and completing an Application with the Gold Corporation, in order to take physical delivery of gold in exchange for the investor's shares in the Trust.

The Offering, page 10

6. You state here, and in several instances throughout the filing, that no shares are issued unless the Custodian confirms that gold has been allocated, that "[t]he Custodian must allocate ownership of Physical Gold to the Trust such that no amount of Gold remains standing for the benefit of the Trust in the Trust Unallocated Metal Account at the Custodian's close of business on each Business Day" and that "[i]n the event that the Custodian is unable to fully allocate ownership of Physical Gold to the Trust by 10:00 p.m. Perth time on each Business Day due to reasons outside of its control, the Custodian will use reasonable efforts to fully allocate Gold to the Trust Allocated Metal Account as soon as possible." You also state on page 39 that "[i]f the Custodian has notified the Trustee and the Administrative Sponsor that it is unable to move the gold from the GC Metal Account or the Trust Unallocated Metal Account to the Trust Allocated Metal Account in connection with a particular purchase order or generally, the Trustee will reject the particular purchase order as well as any other subsequent purchase orders on the same business day." Please revise your disclosure to reconcile these statements or tell us how they are consistent.

Risk Factors, page 17

7.   We note your disclosure on pages 26 and 33 regarding the Standard & Poor's long-term and short-term credit ratings for the Government of Western Australia. You state on page 26 that these ratings mean, respectively, "that Western Australia's capacity to meet its financial commitment on a long-term obligation has been assessed by S&P to be very strong" and "that Western Australia's capacity to meet its financial commitment on a short-term obligation has been assessed by S&P to be extremely strong." Please revise your disclosure to clarify that these credit ratings relate to Western Australia's probability of defaulting on its publicly issued debt and do not relate to Western Australia's creditworthiness with respect to the Government Guarantee or its ability to satisfy a claim by the Trust under the terms of the Government Guarantee. Please also provide your analysis as to whether a consent is required with respect to the credit rating disclosure.

8.   On page 59 you state that each investor, by acceptance of a share, consents to the jurisdiction of the courts of the State of New York and any federal courts located in the borough of Manhattan in New York City. Please revise to add risk factor disclosure addressing the impact of this provision on investors. In this regard, please clarify if this is intended to operate as an exclusive forum provision, limiting an investor's ability to bring suit against the issuer and/or sponsor to the courts identified above. If so, please describe the resulting risks and revise the discussion on page 59 to explain why the issuer/sponsor adopted this provision.

Limited Investor Rights, page 24

9.   Please revise to specifically highlight the fact that the Trustee and Sponsor may impose or increase any fees or charges applicable to shares without an investor vote.

The Perth Mint, page 33

10.   Please revise to clarify if the Government Guarantee is an unconditional guarantee.

Taking Delivery of Gold

Product Premiums and Other Charges, page 42

11.   We note your response to comment 12 that product premiums and delivery fees will be dependent upon the type and amount of Physical Gold requested and the manner and location of delivery. Please revise your disclosure to describe in more detail how these product premiums and other expenses will be calculated. Please also provide estimates of such product premiums and fees. We also note your representation in response to comment 12 that product premiums and expenses will be fully disclosed to an investor in advance and your disclosure on page 41 that the application provided to an investor will set forth any applicable product premiums, delivery fees and any other fees and charges

that may apply. However, we are unable to locate this information in the form of application provided in Appendix A. Please revise your Application as appropriate to itemize such fees and charges.

12.   Please also expand your disclosure to clarify whether and, if so, how the expenses and product premiums to be borne by investors requesting delivery of physical gold in exchange for their shares will correspond to the fine ounce content of physical gold received. For example, where an investor requests to exchange its shares for London bars, which may vary in fine ounce content, please tell us how you will reconcile processing fees to see that the fine ounces represented by the specific number of shares exchanged corresponds to the fine ounce content of physical gold to be delivered. Please also clarify if any fractional amount of redemption proceeds, in excess of the physical gold to be delivered, will be paid in cash based on NAV.

13.   We note your disclosure on page 42 that Gold Corporation may waive or reduce applicable product premiums and delivery fees from time to time and that any such waiver or reduction will be available to any eligible investor. Please expand your disclosure to explain how you will disclose such waivers and reductions in applicable product premiums and delivery fees to all eligible investors.

Anti-Money Laundering Screening, page 46

14.   Please revise to clarify if you expect U.S. or Australian anti-money laundering laws will apply in connection with an investor's request to take delivery of physical gold. Please also clarify if Gold Corporation will comply with relevant anti-money laundering requirements in connection with its processing of any applications for delivery of physical gold.

Description of the Shares

Voting Rights, page 61

15.   Please revise your disclosure to clarify, if true, that the enumerated matters are the only circumstances in which holders of the shares would be entitled to vote under the Trust Agreement.

The Sponsors

Suspension of Delivery of Physical Gold to Investors, page 64

16.   Please clarify how you will communicate any suspension of delivery of physical gold to investors.

Draft 8.1 Opinion

17.   We note the statement in the second paragraph on page B-3 of the draft tax opinion that "[t]his letter may not be . . . relied upon by any other person, firm or corporation, for any purpose, without our prior written consent." Please have counsel revise the opinion to remove this inappropriate disclaimer on reliance, as investors are entitled to rely on the opinion expressed. Refer to Section III.D.1 of Staff Legal Bulletin No. 19 for guidance.

Exhibit Index

18.   Please tell us whether you intend to file the Government Guarantee as an exhibit. Please also tell us how you determined that the gold deposited with Gold Corporation, as Custodian, falls within the scope of the guarantee provided in Section 22 of the Gold Corporation Act 1987 (Western Australia).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Eric McPhee, Staff Accountant, at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Kasey Robinson, Staff Attorney, at (202) 551-5880 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc: Christopher D. Menconi, Esq.
        Morgan, Lewis & Bockius LLP